April 4, 2007

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: SCBT Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 filed March 15, 2007 (file no. 001-12669)

Dear Mr. Nolan:

We are hereby responding to the letter from the Securities and Exchange Commission (“SEC”) dated March 23, 2007 (the “Request Letter”) related to its review of the Company's Form 10-K for the fiscal year ended December 31, 2006, filed March 15, 2007, and request for certain information.

Below we have outlined our responses to the Request Letter. For your convenience, we have restated the SEC's questions prior to each of our responses.

1) We note your disclosure on page 27 that the increase in your net charge-off ratio in 2006 is partially attributable to a 0.04% increase resulting from adding automated overdraft protection (“AOP”) net charge-offs to the allowance for loan losses. Please describe for us your basis, including the specific guidance upon which you relied, for your previous presentation of AOP charge-offs outside of the provision and allowance for loan loss. Quantify the amount of AOP net charge-offs for each of the periods presented. Refer to the February 18, 2005 Joint Guidance on Overdraft Protection Programs available at http://www.fdic.gov/news/news/financials/205/fil1105.html.

RESPONSE:

We have followed the February 18, 2005 Joint Guidance on Overdraft Protection Programs for the year ended December 31, 2006. The guidance states that “with respect to the reporting of income and loss recognized on overdraft protection programs, institutions should follow generally accepted accounting principles (GAAP) and the instructions for the Reports of Condition and Income (Call Report), and NCUA 5300 Call Report. Overdraft balances should be reported on regulatory reports as loans. Accordingly, overdraft losses should be charged off against the allowance for loan and lease losses.” For the years ended December 31, 2005 and 2004, we classified AOP net principal charge-offs as “Other Expense” under noninterest expense in our consolidated statements of income. We used this accounting treatment because, at that time, our allowance for loan loss methodology did not include providing for AOP charge-offs through the provision for loan losses due to the short-term nature (no later than 60 days) of these charge-offs. After reviewing the Joint Guidance on Overdraft Protection Programs and discussion with our independent auditors, we determined that the reclassification of AOP net principal charge-offs from noninterest expense to the allowance for loan losses would have resulted in a higher provision for loan losses approximately equal to the amount of AOP net charge-offs through “Other Expense,” thus having no effect on net income reported for the years ended December 31, 2005 and 2004. Moreover, due to the very short-term nature of the AOP product as stated above, we believe that earlier implementation of the Joint Guidance on Overdraft Protection Programs would have had an insignificant effect on the allowance for loan losses as of December 31, 2005 and 2004, and that the effect on comparability between reporting periods was immaterial.

At December 31, 2006, 2005, and 2004, AOP principal net charge-offs were approximately $729,000 and an estimated $676,000 and $567,000, respectively. Because our system did not breakout principal and fees for total AOP charge-offs prior to January 1, 2006, we estimated AOP principal net charge-offs for 2005 and 2004 by applying the percentage of AOP principal charge-offs compared to total AOP charge-offs for 2006. Total AOP charge-offs includes the AOP principal charged off against the allowance for loan losses and fees expensed outside of the provision for loan losses. We believe that this approach for the comparative reporting periods presents a reasonable estimate of the AOP net charge-offs that would have been charged off against our allowance for loan losses.

2) We noted your disclosures on page 27 that you had $2.1 million of reserves acquired in business combinations in 2005. Please describe for us the composition of the portfolios acquired and quantify the amount of specifically identified impaired loans as of the acquisition date. Tell us how you considered the applicability of SOP 03-3 with respect to the acquired loans.

RESPONSE:

The business combinations mentioned in the disclosure on page 27 refer to our acquisition of New Commerce Bancorp on April 8, 2005 and Sun Bancshares, Inc. on November 18, 2005. The New Commerce Bancorp had total loans of $70.1 million and the portfolio consisted of $41.5 million in mortgage real estate loans, $11.5 million in commercial loans, $8.8 million in consumer loans, and $8.3 million in construction real estate loans. As of the acquisition date, there were no impaired loans. Sun Bancshares, Inc. had total loans of $86.8 million and the portfolio consisted of $47.3 million in commercial and industrial loans, $21.4 million in mortgage real estate loans, $12.4 million in construction real estate loans, and $5.7 million in consumer and other loans. As of the acquisition date, there were no impaired loans. We did not acquire loans in these acquisitions requiring accounting under SOP 03-3, Accounting for Certain Acquired Loans or Debt Securities.

3) We noted that in excess of 95% of your total time deposits mature and/or reprice during 2007. You state that you introduced competitive certificates of deposit products in certain South Carolina markets during 2006 which lead to a significant increase in this product. Please tell us and revise all relevant future filings to include a discussion of your deposit retention plan, impact on liquidity and alternative sources of funding if you are unsuccessful, and the impact on your net interest margin and spreads from either scenario.

RESPONSE:

We have shortened the maturities of our certificates of deposit products in response to the current rate environment. Our approach may provide us with an opportunity to lower our cost of funds as we anticipate declining interest rates. We remain in accordance with our contingency funding plan and liquidity management policy.

We engage in routine activities to retain deposits intended to enhance our liquidity position. These routine activities include various measures, such as (1) emphasizing relationship banking to new and existing customers, where borrowers are encouraged and normally expected to maintain deposit accounts with our banks, (2) pricing deposits, including certificates of deposit, at rate levels that will attract and/or retain a level of deposits that will enhance our banks’ asset/liability management and net interest margin requirements, and (3) continually working to identify and introduce new products that will attract customers or enhance our banks’ appeal as a primary provider of financial services.

Our ongoing philosophy is to remain in a liquid position as evidenced by such indicators as (1) earning assets typically including some level of federal funds sold, reverse purchase agreements, and/or short-term investments, (2) strong asset quality, (3) well-capitalized position, and (4) profitable operating results. Cyclical and other economic trends and conditions can disrupt our banks’ desired liquidity position at any time. It is expected that these conditions will generally be of short-term nature. Under such circumstances, the banks’ federal funds sold position serves as the primary source of immediate liquidity. When exhausted, the banks would turn to short-term borrowings as an alternative immediate funding source, and we may consider other appropriate actions such as promotions to increase core deposits or the sale of a portion of our investment portfolio.

Our contingency funding plan provides several potential stages from low to crisis liquidity levels. Our Board of Directors reviews liquidity benchmarks quarterly. Also, we review on at least an annual basis our liquidity position and our contingency funding plans with our principal banking regulator. Our subsidiary banks maintain various wholesale sources of funding. If our deposit retention plan were to be unsuccessful, our banks would utilize these sources of funding. Depending on the external source of funds, our interest cost may vary based on the range of interest rates charged to our banks. This could increase our banks’ cost of funds, impacting net interest margins and net interest spreads.

In all relevant future filings we will include a discussion of our deposit retention plan, impact on liquidity and alternative sources of funding if we are unsuccessful, and the impact on our net interest margin and spreads from either scenario.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (803) 765-4630 with any questions regarding this letter. Thank you.

Sincerely,

/s/ John C. Pollok
John C. Pollok
Chief Financial Officer

cc: William T. Pouncey, CPA, Partner, J.W. Hunt and Company, LLP

4